Exhibit (a)(1)(G)

InvenTrust Properties Corp. C/o Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer P.O. Box 43011 Providence RI 02940-3011

[DATE]

Reg Line 1

Reg Line 2

Reg Line 3

Reg Line 4

Reg Line 5

Reg Line 6

Dear Stockholder,

Thank you for your interest in InvenTrust Properties Corp.’s tender offer. We received your Letter of Transmittal, but regret to inform you we are unable to accept and process the Letter of Transmittal you submitted due to you electing to tender your shares for a price that was higher than the price ultimately determined to be the Purchase Price. You are not required to do anything further and the shares you intended to tender with the above referenced request will remain in your account. You will continue to receive distributions on the shares in your account.

Thank you for your investment in InvenTrust Properties. If you have any questions, please don’t hesitate to contact your financial advisor or Georgeson, the Information Agent for the Offer, at 888-877-5360, for assistance.

Sincerely,

INVENTRUST PROPERTIES CORP.